Exhibit 99.1

AIFU Signs MOU to Acquire Industrial AI Company, Launching Strategic Transformation

Shenzhen, China, June 11, 2026 (GLOBE NEWSWIRE) — AIFU Inc. (Nasdaq: AIFU) (the “Company” or “AIFU”)，a leading AI-driven independent financial services platform in China, today announced that it has signed a non-binding Memorandum of Understanding (“MOU”) regarding a proposed acquisition of Peakleap Ventures Limited, a company specializing in industrial AI solutions for the solid waste recycling and resource recovery sector.

The proposed acquisition is expected to support the Company’s strategic transformation into the industrial AI sector. Upon completion of the transaction, the Company expects to develop a dual-engine business ecosystem powered by “Industrial AI + Digital Finance,” achieving a strategic leap from a single-finance digital platform.

According to information provided by Peakleap Ventures Limited, the company has been active in the industrial AI space, with a focus on solid waste environmental protection and resource recovery. Its core technologies include computer vision and intelligent predictive maintenance. The company has developed industrial-grade AI solutions for waste incineration and slag processing facilities — addressing industry pain points such as high manual labor dependence, low resource recovery rates, and frequent equipment downtime.

The Company believes that industrial AI, particularly deep AI applications in specific verticals, represents a high-growth strategic opportunity, backed by China’s national AI strategy and global AI capital deployment trends.

If the proposed acquisition is completed, the Company expects to realize significant synergies across its business, technology and data. The transaction would transform the Company from a single-finance digital platform into a dual-engine ecosystem powered by “Industrial AI + Digital Finance.” The Company believes this strategic combination would enhance its technological competitiveness, optimize its revenue mix, and strengthen its positioning in the green finance and ESG investment landscape.

Under the terms of the MOU, the Company will commence due diligence on the target and negotiate definitive transaction documents. The proposed acquisition remains subject to the satisfactory completion of due diligence, the execution of definitive agreements, and applicable regulatory approvals.

There can be no assurance that the transaction will ultimately be consummated. The Company will make further disclosures in accordance with applicable securities laws and regulations as material developments occur.

About AIFU Inc.

Founded in 1998, AIFU Inc. (“AIFU”, or the “Company”, formerly known as AIX Inc.) is a leading AI-driven independent financial services platform in China. Through strategic partnerships and deep integration across the value chain, AIFU has created a comprehensive ecosystem that connects various financial institutions, service providers, agents, and independent insurance intermediaries.

Building on this ecosystem, the company delivers comprehensive support and tailored solutions for individual agents and insurance intermediary organizations. By harnessing the power of AI, the Company enables precise matching of customer needs, enhances business development efficiency, and offers personalized, full-lifecycle insurance protection and value-added services.

Furthermore, through its AI, big data analytics, and robotic automation platforms, the Company offers a full spectrum of services including intelligent customer engagement, smart marketing and client education, as well as compliance and security solutions. These advanced capabilities substantially improve intermediaries’ operational efficiency, empower partners to expand market presence, and enable more seamless personalized experiences for end customers.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIFU Inc. and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIFU Inc. undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIFU Inc. believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIFU Inc. is included in AIFU Inc.’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

AIFU Inc. Investor Relations

Email: ir@aifugroup.com